August 8, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

       Re: ZenaTech, Inc.
           Amendment No. 7 to Registration Statement on Form F-1
           Filed July 25, 2024
           File No. 333-276838
Dear Shaun Passley:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1
Notes
12. Stock Compensation, page 155

1. You present stock-based compensation expense of $32,000 and $266,400 as of March 31,
       2024 and December 31, 2022, respectively, which appears to be based on the following number of shares and share prices:

             20,000 common shares at $0.80 per share issued to Yvonne Rattray and Neville
           Brown each on February 7, 2024
             1,110,000 common shares at $0.24 per share to your officers and board of directors during January 2022

       Additionally, you disclose that    Based on information available to us,
the low and high
       sales price per share of common stock for such private transactions during the period from
       January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-
 August 8, 2024
Page 2

       reverse split basis   . Please tell us why the prices you have used to
calculate the stock-
       based compensation differ from the low and high sales prices from January 1, 2022 through July 25, 2024.

21. Unaudited Subsequent Events, page 165

2. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and you provide unaudited subsequent events beginning on pages 165 and 202. However, the historical financial statements and related financial information presented in the filing should give retroactive effect to this reverse stock split for all periods presented. Refer to paragraph 64 in IAS 33. The retroactive effect should not be presented as unaudited subsequent events in the notes to the financial statements.
       Additionally, the footnotes in the historical financial statements should be updated, and the unaudited subsequent events updating footnotes (beginning on pages 165 and 202)
       should be removed. Also, you should disclose the retroactive treatment, explain the change made, and state the date that the change became effective in a footnote. In addition, your auditor should revise their reports to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05.

3. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and you had 17,080,221 shares of common stock on a post reverse stock split basis as of March 31, 2024, including 63,722 shares issuable upon exercise of outstanding warrants. However, on pages 2, 114, and 119, you disclose this prospectus relates to the registration of the resale of 17,372,050 shares of your common stock on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants. Please revise or advise.
Consolidated Statements of Changes in Shareholder's Equity (Deficiency), page
167

4. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your
       common shares, and this resulted in the    Share issuance for services
to Maxim Group    of
       41,667. However, this does not recalculate based on your previously
reported    Share
       issuance for services to Maxim Group    of 1,000,000,000 on page 135.
Additionally, your
       column labeled    Common Shares Number    does not foot, and your
Update to footnote
       3    for    Other Current Assets    on page 167 discloses 166,667 shares
of the Company   s
       common stock was issued to the Maxim Group. Please revise or advise. Update to footnote 10. Loans Payable
Convertible Debt, page 168

5. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in the total number of shares that you can convert for your debt to be 911,805. However, this does not recalculate based on your previously reported table on page 154. Please revise or advise.
Update to Note 11. Share Capital
Issued and Outstanding, page 168

6. Please tell us why the following, which is disclosed as issued and outstanding on page
 August 8, 2024
Page 3

       154, is not disclosed as issued and outstanding on page 168:

                The Company issued 1,000,000 common shares of the Company to Maxim Partners,
           LLC on February 7, 2024 for advisory services in connection with its Nasdaq listing at a price of $0.80 per share.
                The Company issued 20,000 common shares of the Company to Yvonne Rattray on
           February 7, 2024 for services as director of the Company at a price of $0.80 per share
           (notes 12 and 15).
                The Company issued 20,000 common shares of the Company to Neville Brown on
           February 7, 2024 for services as director of the Company at a price of $0.80 per share
           (notes 12 and 15).
7. You disclose a share price of $1.44 for shares issued and outstanding on January 1, 2022, here and on page 205, as well as other parts of the filing. However, on page 2, you disclose that based on information available to you, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis.
       Please revise or advise.
Warrants Outstanding, page 169

8. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in every $8.77 USD or $12 of debenture coming with a warrant to purchase one share of your common stock at a share price of $8.77 USD or
       $12, up to 41,667 shares at par value of $0.30. However, this does not recalculate based on your previously reported table on page 155. This comment also applies to the disclosure for Warrants Outstanding on pages 205 and 194. Please revise or advise.
Debt Financing
Propal Investments LLC Loan, page 171

9. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in every $8.77 USD or $12 of debenture coming with a warrant to purchase one share of your common stock at a share price of $8.77 USD or
       $12, up to 41,667 shares at par value of $0.30. In addition, this note can convert to
       107,491 shares of common stock as of March 31, 2024. However, this does not
       recalculate based on your previously reported information on page 162. This comment also applies to the disclosure for Debt Financing on pages 207 and 200. Please revise or advise.
Consolidated Statements of Changes in Shareholder's Equity (Deficiency), page
204

10. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and now you have 16,843,182 shares of common stock on a post reverse stock split basis as of December 31, 2023, including 63,722 shares issuable upon exercise
       of outstanding warrants. This resulted in the    Shares issued Drone
patent Shares issued
       for services    of 500,000, which does not recalculate based on your
previously reported
          Shares issued Drone patent    of 6,000,000,000 on page 177.
Additionally, your column
       labeled    Common Shares Number    does not foot, and your    Update to
Note 11. Share
 August 8, 2024
Page 4

       Capital    beginning on page 204 discloses that on January 1, 2022, you issued 500,000
       common shares of the Company to Shaun Passley, PhD and Epazz, Inc. each for Drone patent at a price of $1.44 per share. Please revise or advise.
Update to Note 10. Notes Payable
Convertible Debt, page 204

11. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in the total number of shares that you can convert for your debt to be 806,079. However, this does not recalculate based on your previously reported table on page 193. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology